Exhibit 99.22

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2023

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30,	December 31,
	2023	2022
Current assets
Cash and cash equivalents	$945	$1,037
Trade and other receivables	4,272	5,773
Deposits and prepaid expenses	369	670
Fair value of commodity contracts (Note 2)	123
	5,709	7,480

Non-current assets
Property, plant and equipment (Note 4)	189,441	176,554
Right of use assets (Note 5)	1,299	48
Fair value of commodity contracts (Note 2)	206	-
	190,946	176,602

Total assets	$196,655	$184,082

Current liabilities
Trade and other payables	$13,075	$12,596
Lease payable	908	32
Fair value of commodity contracts (Note 2)	-	1,421
	13,983	14,049

Non-current liabilities
Loans and borrowings (Note 7)	17,746	17,799
Asset retirement obligations	1,704	1,425
Lease payable	415	17
Fair value of commodity contracts (Note 2)	-	594
	19,865	19,835

Equity
Share capital	296,227	296,221
Contributed surplus	23,693	23,254
Deficit	(157,113)	(169,277)
Total Equity	162,807	150,198

Total equity and liabilities	$196,655	$184,082

See accompanying notes to condensed consolidated interim financial statements.

1

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Revenue
Oil and natural gas revenue, net of royalties (Note 9)	$10,114	$12,428	$24,407	$17,975
Other income	-	28	1	29
	10,114	12,456	24,408	18,004
Expenses
Production and operating expenses	1,147	1,364	2,700	2,271
Depletion and depreciation (Note 4,5)	3,375	2,087	7,713	3,226
General and administrative expenses	1,021	844	1,951	1,530
Share based compensation (Note 8)	356	32	374	157
	5,899	4,327	12,738	7,184

Finance income
Unrealized gain on financial commodity contracts (Note 2)	777	746	2,167	-
Interest income	-	1	-	3
Foreign exchange gain	-	-	-	7
	777	747	2,167	10

Finance expense
Realized loss on financial commodity contracts (Note 2)	300	1,648	714	2,790
Unrealized loss on financial commodity contracts (Note 2)	-	-	-	3,040
Interest on loans and borrowings	375	212	860	437
Foreign exchange loss	5	3	10	-
Accretion	44	6	89	12
	724	1,869	1,673	6,279

Net income and comprehensive income	$4,268	$7,007	$12,164	$4,551

Basic net income per share (Note 6)	$0.12	$0.20	$0.34	$0.13
Diluted net income per share (Note 6)	0.12	0.19	0.33	0.13

See accompanying notes to the condensed consolidated interim financial statements.

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of United States Dollars, except number of common shares)

	Number of common shares (Note 6)	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2022	35,258,778	$296,060	$22,948	$(185,920)	$133,088
Share based compensation (Note 8)			178		178
Rights offering	357,143	161			161
Net income for the period	-	-	-	4,551	4,551
Balance at June 30, 2022	35,615,921	$296,221	$23,126	$(181,369)	$137,978

Balance at January 1, 2023	35,615,921	$296,221	$23,254	$(169,277)	$150,198
Share based compensation (Note 8)			441		441
Stock options exercised (Note 8)	5,000	6	(2)	-	4
Net income for the period	-	-	-	12,164	12,164
Balance at June 30, 2023	35,620,921	$296,227	$23,693	$(157,113)	$162,807

See accompanying notes to the condensed consolidated interim financial statements.

3

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2023	2022

Cash flows from operating activities
Net income (loss)	$12,164	$4,551
Adjustments for:
Depletion and depreciation	7,713	3,226
Accretion	89	12
Amortization of loan acquisition costs	50	52
Unrealized (gain) loss on financial commodity contracts	(2,167)	3,040
Share based compensation (Note 8)	374	157
Other non-cash loss (income)	-	6
Unrealized foreign exchange gain	-	7
Change in non-cash working capital (Note 3)	819	(1,494)
Net cash from operating activities	19,042	9,557

Cash flows from investing activities
Additions to property, plant and equipment (Note 4)	(19,930)	(14,973)
Change in non-cash working capital (Note 3)	1,285	1,877
Net cash used in investing activities	(18,645)	(13,096)

Cash flows from financing activities
Proceeds from equity offering, net	-	161
Repayment of loans and borrowings, net	(3,000)	(1,011)
Proceeds from loans and borrowings	2,897	-
Lease payments	(392)	(38)
Proceeds from stock option exercises	6
Net cash used in financing activities	(489)	(888)

Change in cash and cash equivalents	(92)	(4,427)
Cash and cash equivalents, beginning of period	1,037	7,316
Cash and cash equivalents, end of period	$945	$2,889

See accompanying notes to the condensed consolidated interim financial statements.

4

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described in Note 3, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2022. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2022.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 3, 2023.

2.	FINANCIAL RISK MANAGEMENT

Credit Risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers. The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

5

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

2.	FINANCIAL RISK MANAGEMENT (continued)

At June 30, 2023 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	July 1, 2023 to December 29, 2023	18,000	$90.45
Oil – WTI Costless Collars	July 1, 2023 to December 29, 2023	24,000	$70.00 - $94.00
Oil – WTI Swap	July 1, 2023 to December 31, 2023	54,000	$64.90
Oil – WTI Put	July 1, 2023 to March 31, 2024	58,500	$60.00
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	June 3, 2024 to June 28, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00

The estimated fair value results in a $0.3 million asset as of June 30, 2023 (December 31, 2022: $2.0 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.1 million and a long term asset of $0.2 million (December 31, 2022: current liability of $1.4 million and a long term liability of $0.6 million).

In July 2023, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Put	April 1, 2024 to June 28, 2024	1,650	$60.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Realized loss on financial commodity contracts	$(300)	$(1,648)	$(714)	$(2,790)

Unrealized gain (loss) on financial commodity contracts	$777	$746	$2,167	$(3,040)

6

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

2.	FINANCIAL RISK MANAGEMENT (continued)

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of the following source (use) of cash:

	Six months ended June 30,
	2023	2022

Trade and other receivables	$1,501	$(4,343)
Deposits and prepaid expenses	301	(435)
Trade and other payables	302	5,165
Foreign currency	-	(4)
	$2,104	$383

Related to operating activities	$819	$(1,494)

Related to investing activities	$1,285	$1,877

7

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

4.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2022	$197,116	$1,379	$198,495
Additions	37,112	5	37,117
Disposals	(102)	(6)	(108)
Balance at December 31, 2022	$234,126	$1,378	$235,504
Additions (a)	20,186	52	20,238
Balance at June 30, 2023	$254,312	$1,430	$255,742

Accumulated depletion and depreciation
Balance at January 1, 2022	$50,095	$1,324	$51,419
Depletion and depreciation for the period	7,515	16	7,531
Balance at December 31, 2022	$57,610	$1,340	$58,950
Depletion and depreciation for the period	7,337	14	7,351
Balance at June 30, 2023	$64,947	$1,354	$66,301

Net carrying amounts

At December 31, 2022	$176,516	$38	$176,554
At June 30, 2023	$189,365	$76	$189,441

(a)	Includes non-cash additions of $67 from capitalized stock-based compensation and $245 from assets related to ARO liabilities.

5.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2022	$38
Additions	61
Depreciation	(51)
Balance at December 31, 2022	48
Additions	1,613
Depreciation	(362)
Balance at June 30, 2023	$1,299

The amount of interest accretion recorded in the statement of operations totaled $27 and $1 for the second quarter of 2023 and 2022, respectively, and $55 and $1 for the six months ended June 30, 2023 and 2022, respectively.

8

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Basic earnings per share

Net income	$4,268	$7,007	$12,164	$4,551

Weighted average number of common shares - basic	35,621	35,616	35,620	35,604

Net income per share – basic	$0.12	$0.20	0.34	$0.13

Diluted earnings per share

Net income	$4,268	$7,007	$12,164	$4,551

Effect of outstanding options and RSUs	875	333	866	293

Weighted average number of common shares - diluted	36,496	35,949	36,486	35,897

Net income per share – diluted	$0.12	$0.19	0.33	$0.13

7.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility was increased to $40.0 million in May 2023 and the Company has an available borrowing capacity of $21.8 million at June 30, 2023. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the third quarter of 2023. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

9

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	LOANS AND BORROWINGS (continued)

The Company was in compliance with both covenants for the quarter ended June 30, 2023. At June 30, 2023, the Current Ratio of the US Subsidiary was 1.97 to 1.0 and the Maximum Leverage Ratio was 0.60 to 1.0 for the three months ended June 30, 2023. The Company is forecasting to be in compliance with the debt covenants for the next 12 months.

At June 30, 2023, loans and borrowings of $17.7 million (December 31, 2022: $17.8 million) are presented net of loan acquisition costs of $0.4 million (December 31, 2022: $0.4 million).

8.	SHARE BASED COMPENSATION

Stock Options

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five to ten year term and generally vest over two years.

The number and weighted average exercise prices of share options are as follows:

	Six months ended June 30,
	2023		2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	776,000	$1.67	143,500	$5.00
Granted	206,800	5.23	559,500	0.80
Exercised	(5,000)	0.80	-	-
Expired/cancelled	(108,500)	5.62	-	-
Outstanding at June 30	869,300	$2.03	703,000	$1.65

Exercisable at June 30	494,935	$1.62	329,999	$2.62

The range of exercise prices for the outstanding options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$5.00 to $6.00	206,800	$5.23	4.8
$1.80 to $5.00	108,000	$2.23	2.9
$0.80 to $2.90	554,500	$0.80	3.5
	869,300	$2.03	3.7

10

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

8.	SHARE BASED COMPENSATION (continued)

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	2023	2022

Fair value at grant date (per option)	$5.00	0.70

Volatility (%)	110.00	149.68
Forfeiture rate (%)	5%	5%
Option life (years)	10	5
Risk-free interest rate (%)	2.89	1.56

Restricted Stock Units

The Company has a restricted stock unit (“RSU”) program that entitles officers, directors and employees to obtain RSUs that are issuable as shares in the Company as they are vested. The RSUs are redeemable over a three year vesting period, with the 1/3 of the grant vesting on the first, second and third years from the date of grant. The Company granted 119,140 RSUs in the second quarter of 2023 to directors, officers and employees. The fair value at grant date for the RSUs was $5.28 per RSU which was the closing share price on the date of grant.

RSUs are valued using the fair-value method where compensation cost attributable to all share units granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. The Company capitalizes a portion of share based compensation that is directly attributable to development activities. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of units that vest.

Share based compensation was recorded as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Expensed	$356	$32	$374	$157

Capitalized	$65	$4	$67	$20

9.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

11

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

9.	REVENUES (continued)

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Oil revenue	$11,989	$14,365	$28,267	$20,544
Natural gas revenue	232	750	1,047	1,141
NGL revenue	525	1,029	1,506	1,570
	12,746	16,144	30,820	23,255
Royalties	(2,632)	(3,716)	(6,413)	(5,280)
	$10,114	$12,428	$24,407	$17,975

10.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended June 30, 2023
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$10,114	$-	$10,114

Production and operating expenses	1,147	-	1,147
Depletion and depreciation	3,375	-	3,375
General and administrative expenses	881	140	1,021
Share based compensation	344	12	356
	5,747	152	5,899

Finance income	777	-	777
Finance expense	(719)	(5)	(724)

Net income (loss)	4,425	(157)	4,268

Assets	$196,497	$158	$196,655

Capital expenditure	$15,742	$-	$15,742

12

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Six months ended June 30, 2023
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$24,407	$-	$24,407
Other income	1	-	1
	24,408	-	24,408

Production and operating expenses	2,700	-	2,700
Depletion and depreciation	7,713	-	7,713
General and administrative expenses	1,667	284	1,951
Share based compensation	354	20	374
	12,434	304	12,738

Finance income	2,167	-	2,167
Finance expense	(1,663)	(10)	(1,673)

Net income (loss)	12,478	(314)	12,164

Assets	$196,497	$158	$196,655

Capital expenditures	$19,930	$-	$19,930

13

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Three months ended June 30, 2022
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$12,428	$-	$12,428
Other income	28		28
	12,456	-	12,456

Production and operating expenses	1,364	-	1,364
Depletion and depreciation	2,087	-	2,087
General and administrative expenses	717	127	844
Share based compensation	28	4	32
	4,196	131	4,327

Finance income	746	1	747
Finance expense	(1,866)	(3)	(1,869)

Net income (loss)	7,140	(133)	7,007

Assets	$168,917	$276	$169,193

Capital expenditure	$7,572	$-	$7,572

14

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Six months ended June 30, 2022
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$17,975	$-	$17,975
Other income	29	-	29
	18,004	-	18,004

Production and operating expenses	2,271	-	2,271
Depletion and depreciation	3,226	-	3,226
General and administrative expenses	1,283	247	1,530
Share based compensation	134	23	157
	6,914	270	7,184

Finance income	-	10	10
Finance expense	(6,279)	-	(6,279)

Net income (loss)	4,811	(260)	4,551

Assets	$168,917	$276	$169,193

Capital expenditures	$14,973	$-	$14,973

15